February 21st, 2014

Mr. Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549

Re:          GRUMA, S.A.B. de C.V.

Form 20-F for Fiscal Year Ended

December 31, 2012

Filed April 30, 2013

File No. 001-14852

Dear Mr. Horowitz,

We received your February 10th letter (“Letter”) relating to the Form 20-F for Fiscal Year ended December 31st, 2012, filed by GRUMA, S.A.B. de C.V. (“GRUMA”) on April 30th, 2013, Response Letter Dated December 18, 2013, File No. 001-14852.

Please note that GRUMA is in the process of preparing its response to your Letter.

GRUMA intends to provide the requested response to the Letter no later than Friday, March 14th, 2014.

In the meantime, please do not hesitate to contact me should you have any questions or comments on this matter.

Sincerely,

Raul Cavazos

Chief Financial Officer